 Table of Contents

Exhibit 23.3

To:	Mr. Hal Rodriguez, Jr. May 1, 2006 Greenhill & Company 300 Park Avenue 23rd Floor New York, NY 10022

From:	Sean Kron Thomson Financial Content Group 195 Broadway 21st Floor New York, NY 10007

RE:	Permission for Greenhill & Company, Inc. for both use and sourcing of Thomson Financial data.

To whom it concerns:

Per the Thomson Financial Investment Banking Capital Markets Agreement, Greenhill & Company, Inc. is both authorized and licensed to use Thomson Financial data.

We hereby consent to the use of the information compiled and classified by us in the Registration Statement on Form S-3 relating to the registration of shares of Common Stock by Greenhill & Company, Inc. and to references to our name in the Registration Statement, including under the caption "Experts."

/s/ Sean Kron
Thomson Financial
Content Group